Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE ON INTERNET
 Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using
the below control number. Voting will be
open until 11:59 pm EST on June 14, 2022.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and
return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and
return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and
return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person, please
attend the Annual Meeting to be held on
June 16, 2022 at 10:00 a.m. local time at
Unit 04, 5/F., Guardforce Centre, No.3 Hok
Yuen Street East, Hung Hom, Kowloon,
Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Guardforce AI Co., Limited

▼	DETACH PROXY CARD HERE TO VOTE BY MAIL	▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND “FOR” PROPOSAL 2 AND 3.

(1)	Election of Directors:

☐	FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW:

01 Terence Wing Khai Yap	02 Lei Wang	03 John Fletcher	04 David Ian Viccars	05 Donald Duane Pangburn

(2)	To ratify the appointment of PKF Littlejohn LLP (“PKF”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(3)	To approve amendments to the company’s Articles of Association including to (i) authorize hybrid and/or electronic meetings of shareholders, receipt of electronic proxies and other relevant documents; (ii) authorize directors to issue “blank cheque” preferred shares; (iii) remove the requisition right of members; (iv) enhance indemnity provisions for directors and officers; (v) and to update to changes in law generally, by the adoption of a second amended and restated articles of association (the “Second Amended and Restated Articles”) in substitution for the Amended and Restated Articles of Association of the Company currently in effect (the “Current Amended and Restated Articles”);

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

GUARDFORCE AI CO., LIMITED

Annual Meeting of Members

June 16, 2022

GUARDFORCE AI CO., LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Terence Wing Khai Yap, Lei Wang and Kon Ki Lo, with the power of substitution, to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Members of Guardforce AI Co., Limited to be held at 10:00 a.m. local time on June16, 2022 (10:00 p.m. Eastern Time on June 15, 2022) or at any postponement or adjournment thereof.

In their discretion, the proxy is authorized to vote upon any other matter that may properly come before the meeting or any adjournments thereof.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE.

Please check here if you plan to attend the Annual Meeting of Members at 10:00 a.m. local time on June 16, 2022 (10:00 p.m. Eastern Time on June 15, 2022) ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)